SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated March 8, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

GARDA WORLD ACQUIRES KEYFACTS FROM CGI

Montreal, Quebec, March 8, 2005 - Garda World Security Corporation, (Garda World) (TSX: GW), Canada’s leading provider of security and cash handling services, and CGI Group Inc. (CGI) (NYSE: GIB; TSX: GIB.SV.A), among the largest independent information technology and business process services firms, today announced that Garda World has entered into an agreement to acquire the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of CGI, valued at CDN$3.5 million. CGI retains the working capital of Keyfacts valued at approximately CDN$4 million as at December 31, 2004.

With over 80 years of experience, Keyfacts is one of Canada’s largest providers of information search and retrieval services for investigative purposes. With coast-to-coast operations and an experienced team of over 180 dedicated employees, the company has total revenues of approximately CDN$16 million dollars and a history of profitable operations. Having developed in-depth expertise and a solid reputation, Keyfacts stands among the top players in the investigation and surveillance business, combining the claims investigation and employment background check services. Its main customers are Canada’s largest financial institutions including insurance companies.

Stéphan Crétier, president and CEO of Garda World declares: “Garda has already an enviable reputation in the investigation world. With the acquisition of Keyfacts, we have clearly set our sights on becoming the market leader in this field in Canada. We see this market expanding rapidly in the next few years.”

Michael Roach, president and COO of CGI added: “As part of our ongoing business practice, we are continually assessing our operations to ensure that we are in line with our strategy. The services provided by Keyfacts are a perfect complement to Garda World’s core business. As such we are pleased that our clients and professionals will be joining a company with the same focus.”

About Garda World

Garda World is a well-established leading provider of security and cash handling services in Canada. The company employs over 8,000 people and is headquartered in Montreal, with offices from coast-to-coast. The company is known for its one-stop service offering covering physical security, cash handling, and electronic security, thus allowing it to provide fully integrated security solutions. Renowned for its competence in addressing the most complex security issues, Garda World has built a solid reputation among companies in both traditional and new-economy industries. Garda World plays an active role in the consolidation of the Canadian security market. Through a series of strategic acquisitions and strong internal growth, Garda World is recognized as one of the fastest growing companies in Canada. With its unique competitive position – a leading market presence in Canada and one-stop service offering – Garda World is set to take full advantage of its positive growth for it’s customers and shareholders alike. Website: www.garda.ca.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.1 billion) and at December 31, 2004, CGI’s order backlog was CDN$13 billion (US$10.3 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Garda World

Investors relations

Stéphan Crétier, president and CEO

Alain Dumont CA, vice-president and CFO

(514) 937-7487, extension 2235 or (800) 334-2732,

Media relations

Laird Greenshield, (514) 393-3252 or (514) 712-3252

CGI

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: March 8, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary